

Mail Stop 3720

November 24, 2008

Donald G. Henry
Vice President, General Counsel and Secretary
Iowa Telecommunications Services, Inc.
403 W. Fourth Street North
Newton, IA 50208

      **RE: Iowa Telecommunications Services, Inc.
               Form 10-K for the year ended December 31, 2007
               Filed February 29, 2008
               File No. 001-32354**

Dear Mr. Henry:

      We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Robert Bartelmes
                      Senior Financial Analyst